January  9, 1998



Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	Wackenhut Corporation
	As of December 31, 1997

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, enclosed please find six copies of Schedule 13G for the above named company showing beneficial ownership of 5% or more as of December 31, 1997 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Kenneth K. Koster
Senior Vice President, Administration
Chief Compliance Officer

KKK:jmw
Enclosures

cc:	Office of the Corporate Secretary
	Wackenhut Corporation
	4200 Wackenhut Drive, #100
	Palm Beach Gardens, FL  33410-4243

	Securities Division
	New York Stock Exchange
	11 Wall Street
	New York, New York  10005


	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.        )*


	Wackenhut Corporation
	(Name of Issuer)


	Common Stock Series B, par value $.10 per share
	(Title of Class of Securities)


	929794303
	(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  Page 1 of 5 Pages




CUSIP NO. 929794303        						13G
------------------------------------------------------------------------
 1	NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Eagle Asset Management, Inc.     59-2385219

 2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

								     (A) ______
								     (B) ______
 3	SEC USE ONLY

 4	CITIZENSHIP OR PLACE OF ORGANIZATION
           		State of Florida

  NUMBER OF		         5	SOLE VOTING POWER
     SHARES				             1,111,515
BENEFICIALLY		        6	SHARED VOTING POWER
     OWNED				              - - -
    AS OF
DECEMBER 31, 1996	    7	SOLE DISPOSITIVE POWER
     BY EACH
   REPORTING			             1,111,515
      PERSON			       8	SHARED DISPOSITIVE POWER
        WITH				            - - -

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           		1,111,515

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                        							(____)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           		10.11%

12	TYPE OF REPORTING PERSON*
           		IA

			*SEE INSTRUCTION BEFORE FILLING OUT!


                        					Page 2 of 5 Pages

Item 1(a)	Name of Issuer:

		Wackenhut Corportion


Item 1(b)	Address of Issuer's Principal Executing Offices:

		4200 Wackenhut Drive, #100
		Palm Beach Gardens, FL  33410-4243

Item 2(a)	Name of Person Filing:

		Eagle Asset Management, Inc.

Item 2(b)	Address of Principal Business Office:

		880 Carillon Parkway
		St. Petersburg, Florida  33716

Item 2(c)	Citizenship:

		Florida

Item 2(d)	Title of Class of Securities:

		Common Stock Series B, par value $.10per share

Item 2(e)	CUSIP Number:

		929794303


Item 3		Type of Reporting Person:

		(e)	Investment Adviser registered under Section 203 of the Investment
  				Advisors Act of 1940



                        						Page 3 of 5 Pages


Item 4	  Ownership as of December 31, 1997:

  	     (a)	Amount Beneficially Owned:

          		1,111,515 shares of common stock beneficially owned including:

                                     											No. of Shares
         			Eagle Asset Management, Inc.			       1,111,515


        (b)	Percent of Class:            	          10.11%

  	     (c)	Deemed Voting Power and Disposition Power:

         		(i)		         (ii)		         	(iii)		        (iv)
                						                  	Deemed    	    Deemed
         		Deemed	       Deemed         	to have	 	     to have
         		to have	    	 to have        	Sole Power	    Shared Power
         		Sole Power	   Shared Power   	to Dispose     to Dispose
         		to Vote or    to Vote or     	or to		        or to
		         to Direct	    to Direct	     	Direct the	    Direct the
         		to Vote	      to Vote   	    	Disposition	   Disposition
           -----------   ------------    -----------    -----------

Eagle Asset 	1,111,515	     ----  	      	1,111,515	    ----
Management, Inc.

Item 5	 Ownership of Five Percent or Less of a Class:

	       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following.			(____)

Item 6	 Ownership of More than Five Percent on Behalf of Another Person:

	       N/A

Item 7	 Identification and Classification of the Subsidiary which Acquired the
        Security Being Reported on by the Parent Holding Company:

	       N/A


                           					Page 4 of 5 Pages


Item 8		Identification and Classification of Members of the Group:   N/A

Item 9		Notice of Dissolution of Group:   N/A

Item 10	Certification:

       	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

		Signature

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 6, 1998			              EAGLE ASSET MANAGEMENT, INC.




                                  				Kenneth K. Koster
                                  				Senior Vice President, Administration
                                  				Chief Compliance Officer

















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